UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-38799

SCIENJOY HOLDING CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

3rd Floor, JIA No. 34, Shenggu Nanli Chaoyang District, Beijing People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Scienjoy Holding Corporation 2021 Equity Incentive Plan

The board of directors (the “Board”) of Scienjoy Holding Corporation (“Scienjoy”) adopted on February 8, 2021, the Scienjoy Holding Corporation 2021 Equity Incentive Plan (the “Plan”). Unless the Board terminates the Plan earlier, it has a term of 10 years.

The Plan provides for the grant of awards representing the right to acquire, or based on the value of, Scienjoy’s ordinary shares (“Scienjoy Shares”), and includes options, restricted shares, and restricted share units to employees, directors and consultants of Scienjoy or any related entity.

A total of 3,000,000 Scienjoy Shares have been authorized to be issued pursuant to awards granted under the Plan.

The Plan will be administered by the Board, any committee appointed by Board, or any such person authorized by the Board or such committee. The Plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant, among other authority described in the Plan.

The Board may amend, suspend or terminate the Plan at any time, subject to certain limitations described in the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scienjoy Holding Corporation

Date: February 12, 2021	By:	/s/ Xiaowu He
	Name:	Xiaowu He
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Scienjoy Holding Corporation 2021 Equity Incentive Plan.

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